

March 15, 2011

Alan M. Lefko
Vice President of Finance and Secretary
Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661-5247

Re: Solar Power, Inc.
Form 8-K dated July 29, 2010
Filed August 4, 2010
Form 8-K/A dated July 29, 2010
Filed November 16, 2010
Form 8-K/A dated July 29, 2010
Filed March 9, 2011
File No. 000-50142

Dear Mr. Lefko:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Martin James
Senior Assistant Chief Accountant